Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Newbury Street Acquisition Corporation (the “Company”) on Form S-1 of our report dated January 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Newbury Street Acquisition Corporation as of January 20, 2021 and for the period from January 15, 2021 (commencement of operations) through ended January 20, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 29, 2021